October 11, 2024

Snehal Patel
Chief Executive Officer
Greenwich LifeSciences, Inc.
3992 Bluebonnet Dr., Building 14
Stafford, TX 77477

        Re: Greenwich LifeSciences, Inc.
            Registration Statement on Form S-3
            Filed October 7, 2024
            File No. 333-282533
Dear Snehal Patel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey J. Fessler, Esq.